UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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THERMO FISHER SCIENTIFIC INC.
(Exact name of registrant as specified in its charter)

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Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

168 Third Avenue Waltham, MA	02451
(Address of principal executive offices)	(Zip Code)

Michael A. Boxer (781) 622-1000
(Name and telephone number, including area code, of the person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Introduction

This Form SD for Thermo Fisher Scientific Inc. (“Thermo Fisher,” the “Company,” “we,” or “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) for the reporting period from January 1, 2020 to December 31, 2020.

In accordance with this regulation, we designed and executed a supply chain due diligence process in accordance with Annex I of the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) as outlined in this Form SD and detailed in the accompanying Conflict Minerals Report.

Company Overview

Thermo Fisher has approximately 80,000 employees and serves more than 400,000 customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as environmental, industrial quality and process control settings.

Our Mission is to enable our customers to make the world healthier, cleaner and safer. Through our industry-leading brands, Thermo Scientific, Applied Biosystems, Invitrogen, Fisher Scientific, Unity Lab Services and Patheon, we help our customers accelerate life sciences research, solve complex analytical challenges, improve patient diagnostics and therapies and increase productivity in their laboratories. In line with this Mission, we are committed to the responsible sourcing of materials used in our products, and we strive to interact with partners who share these values.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Our overall process for conflict minerals included steps such as enhancing our conflict minerals program, setting forth our expectations on this topic for our supply base in a conflict minerals statement, designing and executing a reasonable country of origin inquiry, and performing certain supply chain due diligence.

Conflict Minerals Program

In response to the SEC’s Conflict Minerals Rule, we assembled a conflict minerals project team, which is led by a dedicated project manager. We continue to build upon our strong foundation within and outside of our organization and, with our supply chain partners, to strive for a transparent and responsible supply chain to support conflict minerals reporting in future years. Our company’s conflict minerals statement is available in the “global supply chain” section on our public website located at:

https://corporate.thermofisher.com/us/en/index/corporate-social-responsibility/operations/global-supply-chain.html

Published Results. A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) may be found publicly on our public website at:

https://corporate.thermofisher.com/us/en/index/corporate-social-responsibility/operations/global-supply-chain.html

Item 1.02 Exhibit

Based on our Reasonable Country of Origin inquiry, and subsequent due diligence, we are attaching as an exhibit to this Form SD the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Conflict Minerals Report

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 28, 2021	By:	/s/ Michael A. Boxer
	Name:	Michael A. Boxer
	Title:	Senior Vice President and General Counsel